

Mail Stop 3561

August 29, 2017

Greggory H. Kalvin
Interim Chief Financial Officer
Dine Equity, Inc.
450 North Brand Boulevard
Glendale, CA 91203

  Re: DineEquity, Inc.
     Form 10-K for the Year Ended December 31, 2016
     Filed March 1, 2017
     File No. 001-15283

Dear Mr. Kalvin:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Notes to the Consolidated Financial Statements

Note 5. Summary of Significant Accounting Policies, Intangible Assets, page 70

1. We note your disclosure that the estimated fair value of your Applebee's Franchise Reporting Unit exceeded its carrying value by less than 10% and therefore was at risk as of December 31, 2016. Please provide the following disclosures in MD&A for this reporting unit:

    - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    - Amount of goodwill allocated to the reporting unit;
    - Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 17. Segment Reporting, page 85

2. We note from your disclosure on page 66 in Note 2, that you have four operating segments: franchise operations (an aggregation of Applebee's and IHOP franchise operations), rental operations, company-operated restaurant operations and financing operations. In light of the fact that we also note that your management structure now includes a President of IHOP business unit and President of Applebee's, please explain to us why you believe that franchise operations represents one operating segment under the guidance in ASC 280-50-1, and Applebee's and IHOP do not represent separate operating segments. As part of your response, please provide us the following information:

   - Tell us the title and describe the role of the CODM and each of the individuals that report to the CODM;
   - Describe the role of each brand President (Applebee's and IHOP);
   - Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends meetings;
   - Tell us who is held accountable for each of the Applebee's and IHOP brands and the title and role of the person this individual(s) reports to in the organization;
   - Describe the information regularly provided to the CODM and how frequently it is prepared.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure